MADEINUSA.COM, LLC.

A Delaware Corporation

CONVERTIBLE PROMISSORY NOTE
SUBSCRIPTION AGREEMENT

SUBSCRIPTION INSTRUCTIONS

1.   Please complete, date and sign this Convertible Promissory Note Subscription Agreement and the signature page to the Convertible Promissory Note (in the form of Annex A attached hereto), retain a copy of each for your records and deliver the original signed Convertible Promissory Note Subscription Agreement and signature page to the Convertible Promissory Note to:

**MadeInUSA.com, LLC.
712 S. 14th Street
Leesburg, Florida 34748
Attn: Don Buckner, Sr., CEO**

2.   Please note that you **are** required to complete Sections **3(j), 3(q) and 3(r)**.

3.   Please make a check payable to "MadeInUSA.com LLC." in the amount of your total Principal Amount and deliver it to the Company together with the documents described in Instruction 1 above. Wire instructions are also available upon request.

MADEINUSA.COM, LLC.

A Delaware Corporation

To Undersigned Subscriber:

MadeInUSA.com, LLC., a Delaware corporation (the *"Company"*), is offering (the *"Offering"*) convertible promissory notes (the *"Notes"*) pursuant to the form of Note provided herewith (collectively with this Convertible Promissory Note Subscription Agreement, the *"Offering Documents"*). The undersigned subscribing investor (the *"Subscriber"*) hereby agrees as follows:

1.   *Subscription for the Note.* The Subscriber irrevocably subscribes for and agrees to acquire a Note for the stipulated principal amount (so called herein) set forth on the signature page hereof.

2.   *Payment by the Subscriber.* The Subscriber may subscribe to the Company by delivering to the Company a completed and executed copy of this Convertible Promissory Note Subscription Agreement (this *"Subscription Agreement"*), together with an executed signature page to the Note (in the form of <u>Annex A</u> attached hereto) and a cash payment to the Company in readily available funds in an amount equal to the Subscriber's Principal Amount (the *"Payment"*). If the Subscriber's subscription is received by the Company in accordance with this Section 2, then the Company may accept the Subscriber's subscription by countersigning this Subscription Agreement and providing written notice to the Subscriber. Payments received in the form of a check shall not be deemed accepted until such check has cleared. If the Company rejects the Subscriber's subscription in whole or in part, then the Subscriber's Payment, or portion thereof as the case may be, will be promptly returned to the Subscriber without interest or earnings. The Subscriber acknowledges and agrees that the Company will have the right to reject this subscription, in whole or in part, in its sole discretion, and that the Company will have no obligation to accept subscriptions in the order received.

3.   *Certain Representations of the Subscriber.* The Subscriber hereby represents and warrants to the Company as follows, and acknowledges that the Subscriber has full knowledge that the Company intends to rely on such representations and warranties:

(a)   The Subscriber is acquiring the Note for investment purposes only and does not intend to resell or subdivide the Note. No other person has or will have a direct or indirect beneficial interest in the Note subscribed for hereunder.

(b)   The Subscriber has the full power and authority or capacity, as the case may be, to execute, deliver and perform this Subscription Agreement and to subscribe for and purchase the Note hereunder.

(c)   The execution and delivery of this Subscription Agreement and the Note, the consummation of the transactions contemplated hereby and thereby and the performance of the Subscriber's obligations hereunder and thereunder have been duly authorized by the Subscriber, and will not conflict with, or result in any violation of or default under, any provision of any charter, by-laws, trust agreement, partnership agreement or other governing instruments applicable to the Subscriber, any agreement or other instrument to which the Subscriber or its assets is a party, or any judgment, decree, statute, order, rule or regulation applicable to the Subscriber's business or assets.

(d)   The Subscriber acknowledges that the Company is a startup venture with no operating history and has never generated any revenues and that the performance of the Company will be affected by the decisions of the Company's management; no assurances can be given that the management strategies of the Company will, in every case, maximize the financial results of the Company.

(e)   The Subscriber has received and read this Subscription Agreement and the other Offering Documents. The Subscriber (and the Subscriber's purchaser representative(s), if any) has been furnished all other materials relating to the Note, the Company, and the Offering, if any, which have been requested. Furthermore, the Subscriber (and the Subscriber's purchaser representative(s), if any) has been afforded an opportunity to ask questions of, and receive answers from, the Company in connection with the Offering of the Notes.

(f)   The Subscriber (alone or with the Subscriber's purchaser representative(s), if any): (i) has obtained, in the Subscriber's judgment, sufficient information to evaluate the merits and risks of a loan to the Company and (ii) has sufficient knowledge and experience in financial and business matters to evaluate the merits and risks associated with such loan and to make an informed investment decision with respect thereto. The Subscriber (and the Subscriber's purchaser representative(s), if any) has not relied upon any offering material or literature other than the Offering Documents and the other written information (if any) furnished or made available by the Company.

(g)   The Subscriber is not subscribing to purchase the Note as a result of or subsequent to any advertisement, article, notice, or other communication published in any newspaper, magazine, or similar media or broadcast over television, radio or the Internet, or presented at any seminar or similar meeting, or any solicitation of a subscription by a person not previously known to the Subscriber in connection with investments in securities generally.

(h)   The Subscriber understands that the Note is being offered and sold under the exemption from registration as set forth in Regulation D promulgated under the Securities Act of 1933, as amended (the *"Securities Act"*), that the Notes cannot be transferred or assigned, except in certain limited circumstances specified therein, and that the transfer or assignment of the Note is restricted by applicable federal, state and non-U.S. securities laws. The Subscriber further understands that no federal or state agency has made any finding or determination as to the fairness for public investment or any recommendation or endorsement of the Note. In addition, the Subscriber understands that (i) the Note will not be, and lenders to the Company have no rights to require that the Note be, registered under the Securities Act; (ii) there will be no public market for the Note; (iii) the Subscriber may not be able to avail itself of exemptions available for resale of the Note without registration, and accordingly, may have to hold the Note indefinitely; and (iv) it may not be possible for the Subscriber to liquidate its loan to the Company. The Subscriber acknowledges and agrees that the Company has no obligation, and the Subscriber has no right to require the Company, to prepay the Note acquired hereunder

(i)   The Subscriber has adequate means to provide for his, her or its current cash needs and possible contingencies, and his, her or its financial condition is such that he, she or it can afford to bear all risks, including but not limited to the loss of its entire investment in the Note or any capital stock or other equity securities of the Company into which it may be converted, associated with a purchase of the Note. The Subscriber hereby acknowledges that a loan to the Company lacks liquidity and that the Subscriber has the financial capacity to hold the Note purchased hereby for an indefinite period. The Subscriber also understands that transfer of the Note may be restricted by applicable federal, state, and non-U.S. securities laws.

(j)   _____ The Subscriber represents that, unless the preceding line in this Section 3(j) is initialed, it is not an "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("*ERISA*").

(k)   The Subscriber represents that:

        (i)   no part of the funds used by it to acquire the Note constitutes assets of an "employee benefit plan" within the meaning of Section 3(3) of ERISA, or assets allocated to any insurance company separate account in which any such employee benefit plan (or its related trust) has any interest; or

        (ii)   if the Note is being acquired by or on behalf of any such plan or separate account, such acquisition has been duly authorized in accordance with the governing documents of such plan or separate account and such acquisition and the subsequent holding of the Note do not and will not constitute a "prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (the "*Internal Revenue Code*"), that is not subject to an exemption therefrom contained in ERISA, or in the rules and regulations adopted by the U.S. Department of Labor thereunder, or in an individual or class exemption therefrom.

(l)   The Subscriber agrees, within 10 days after receipt of a request from the Company, to provide such information and to deliver such documents as shall be reasonably necessary to comply with any federal or state securities laws to which the Company is subject.

(m)   The Subscriber has no reason to anticipate any change in his, her or its circumstances, financial or otherwise, which may cause or require any sale or distribution by Subscriber of all or any part of the Note herein subscribed for.

(n)   If executing this Subscription Agreement in a representative or fiduciary capacity, the Subscriber represents and warrants on behalf of the person, partnership, trust, estate, corporation or other entity for whom the undersigned is acting in this matter, that such person, partnership, trust, estate, corporation or other entity has full right and power to execute, deliver and perform this Subscription Agreement and to acquire the Note. The Subscriber agrees to be bound by the terms of the Note.

(o)   All the information which the Subscriber has heretofore furnished in writing to the Company, including, without limitation, that which is set forth herein, is correct and complete as of the date of this Subscription Agreement, and if there should be any material change in such information prior to the Company's acceptance of this Subscription Agreement, the undersigned shall immediately furnish such revised or corrected information to the Company.

(p)   The Subscriber is not relying on the Company or any information provided by the Company with respect to the Subscriber's own tax, suitability or other economic considerations involved in this Offering, and has reviewed the merits and risks of an investment in the Company with tax and legal counsel and with an investment advisor to the extent deemed advisable by the Subscriber.

(q)   _____ Unless the preceding line in this Section 3(q) is initialed, the Subscriber is a United States citizen if an individual, and, if an entity, is organized under the laws of the United States or a state thereof, or is otherwise a U.S. Person as defined in Rule 902(k) under the Securities Act.

(r)   The Subscriber is an "accredited investor" as that term is defined in Rule 501 promulgated under the Securities Act by virtue of being one or more of the following persons or entities (please initial all lines that apply):

_____ (1)   a bank as defined in Section 3(a)(2) of the Securities Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

_____ (2)   a broker dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934;

4

_____ (3)   an insurance company as defined in Section 2(13) of the Securities Act;

_____ (4)   an investment company registered under the Investment Company Act;

_____ (5)   a business development company as defined in Section 2(a)(48) of the Investment Company Act;

_____ (6)   a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

_____ (7)   a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of $5,000,000;

_____ (8)   an "employee benefit plan" within the meaning of ERISA, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

_____ (9)   a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act;

_____ (10)   an organization described in Section 501(c)(3) of the Internal Revenue Code, or a corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Note, with total assets in excess of $5,000,000;

_____ (11)   a director or executive officer of the Company;

_____ (12)   a natural person whose individual net worth, or joint net worth with that person's spouse, at the time of the purchase, exceeds $1,000,000;

_____ (13)   a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

_____ (14)   a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Note, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) promulgated under the Securities Act; or

_____ (15) an entity in which all of the equity owners are accredited investors by virtue of any of the subparagraph(s) one through fourteen above. For example, if the Subscriber is a partnership of which all of the partners are high net worth individuals (i.e., each with a net worth in excess of $1,000,000), insert the number 12 on the line immediately following this sentence (which corresponds to subparagraph number 12   above):

_____.

For purposes hereof, "individual income" means adjusted gross income as reported for federal income tax purposes, less any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (but not including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received which is tax-exempt under Section 103 of the Internal Revenue Code, (ii) the amount of losses claimed as a limited partner in a limited partnership (as reported on Schedule E of Form 1040), (iii) any deduction claimed for depletion under Section 611 et seq. of the Internal Revenue Code and (iv) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Internal Revenue Code. For purposes hereof, "net worth" means the excess of total assets at fair market value, including real estate (but excluding any "equity" or value in the Subscriber's primary residence in excess of any debt secured by the Subscriber's primary residence) and personal property, over total liabilities (which includes all mortgages including any mortgages on the Subscriber's primary residence).

(s)   The Subscriber has not employed any broker, agent, or finder in connection with any transaction contemplated by this Subscription Agreement for which the Company may be liable or responsible to pay.

(t)   The Subscriber acknowledges and understands that the Note will bear the legend set forth below:

THIS CONVERTIBLE PROMISSORY NOTE AND THE SECURITIES INTO WHICH IT MAY BE CONVERTED HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTIONS. THIS CONVERTIBLE PROMISSORY NOTE AND THE SECURITIES INTO WHICH IT MAY BE CONVERTED MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS,

PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE MAKER OF THIS CONVERTIBLE PROMISSORY NOTE OR ANY SECURITIES INTO WHICH IT HAS BEEN CONVERTED MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE MAKER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE OF THIS CONVERTIBLE PROMISSORY NOTE OR SUCH SECURITIES IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS CONVERTIBLE PROMISSORY NOTE AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY ARE SUBORDINATED TO THE PRIOR PAYMENT OF THE OBLIGATIONS THE HOLDERS OF THE MAKER'S SENIOR DEBT OUTSTANDING FROM TIME TO TIME, AS MORE FULLY SET FORTH HEREIN.

The legend set forth above shall be removed by the Company from the Note and any securities into which it may be converted only upon delivery to the Company of an opinion by counsel, reasonably satisfactory to the Company (as to form, substance and choice of counsel), that a registration statement under the Securities Act is at that time in effect with respect to the legended security or that such security can be freely transferred in a public sale without such a registration statement being in effect and that such transfer will not jeopardize the exemption or exemptions from registration pursuant to which the Company issued the Note or such securities.

4. *Representations and Warranties.* The Subscriber understands and agrees that if at any time while the Subscriber is a lender of the Company the representations and warranties set forth herein shall cease to be true, the Subscriber shall promptly notify the Company in writing.

5. *Acceptance of Subscription; Reduction of Principal Amount.* The Subscriber acknowledges that the subscription for the Note contained herein may be rejected by the Company in its sole discretion. A subscription shall be deemed accepted by the Company only when an authorized officer of the Company executes this Subscription Agreement. Notwithstanding the foregoing or that this Subscription Agreement may have been previously accepted by the Company, if the Company determines that the Offering is over-subscribed, the Company may, in its sole discretion, reduce the Principal Amount of the Subscriber hereunder by such amount as it determines (which amount need not be the same or in the same percentage as any other subscriber in this Offering) and this Subscription Agreement and the Subscriber's Note shall thereafter be deemed amended in all respects to reflect such reduction. The Company shall give prompt notice of any such reduction to the Subscriber.

6.   *Indemnification.* The Subscriber understands that the offering of the Note pursuant to this Subscription Agreement was made in reliance upon the Subscriber's representations, warranties and agreements set forth in this Subscription Agreement. The Subscriber agrees to provide, if requested, any additional information that may be reasonably required to determine the eligibility of the Subscriber to purchase the Note. The Subscriber hereby agrees to indemnify the Company and any of its affiliates and to hold each of them harmless from and against any loss, damage or liability (as the same are incurred) due to or arising out of a breach of any representation, warranty, covenant or agreement of the Subscriber contained in this Subscription Agreement or in any other document provided by the Subscriber in connection with the Subscriber's investment in the Company.

7.   *Side Agreements.* The Company has entered into or expects to enter into separate subscription agreements with other purchasers, providing for the sale to the other purchasers of Notes. The Company may also, in its sole discretion, enter into side agreements with certain purchasers of Notes that provide for different or additional terms that those described herein or in the Notes. This Subscription Agreement and the other subscription agreements and/or side agreements are separate agreements, and the sales of Notes to the Subscriber and the other subscribers are to be separate sales. The Company may also make separate agreements with other subscribers to meet regulatory, reporting or other requirements of such other subscribers.

8.   *Modification or Termination.* Neither this Subscription Agreement nor any provisions hereof shall be waived, modified, amended, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, modification, amendment, discharge or termination is sought, except as provided in Section 5.

9.   *Successors and Assigns.* This Subscription Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. If the Subscriber is more than one person, the obligation of the Subscribers shall be joint and several, and the agreements, representations, warranties and acknowledgments contained herein shall be deemed to be made by and be binding upon each such person and its successors and assigns.

10.   *Complete Agreement of the Parties.* This Subscription Agreement, the Note, the other Offering Documents and the other agreements or documents referred to herein or therein (if any) contain the entire agreement of the parties hereto with respect to the subject matter hereof and thereof, and supersede any prior or contemporaneous written or oral agreements between the Subscriber and the Company relating to the subject matter hereof or thereof. There are no representations, covenants or other agreements among such parties relating to the Company except as stated or referred to herein and in such other agreements or documents. In the event of any conflict between any provision of this Subscription Agreement and any provision of the Note or any other Offering Document, the terms of this Subscription Agreement shall control and prevail.

11.   *Non-Transferability.* This Subscription Agreement is not transferable or assignable by the Subscriber. Any such transfer or attempted transfer shall be void.

12.   *Governing Law.* This Subscription Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware.

13.   *Remedies.* The Subscriber hereby waives its right to seek remedies in court, including any right to a jury trial. As the exclusive means of resolving through adversarial dispute resolution, any disputes arising out of or relating to this Subscription Agreement, the Note or any other Offering Documents or the transactions contemplated hereby or thereby or the actions of either the Company or the Subscriber or their respective representatives in connection with the offering, negotiation, administration, performance or enforcement of the Note or this Subscription Agreement, either the Company or the Subscriber may demand that any such dispute be resolved by binding arbitration administered by JAMS in accordance with its Streamlined Arbitration Rules and Procedures, before a single arbitrator, with the arbitration to be conducted in Lake County, Florida. The arbitrator shall have the power to rule on his or her jurisdiction. The Company and the Subscriber each hereby consent to any such disputes being so resolved. If more than one arbitration is commenced with respect to the Notes, and any person contends that two or more arbitrations are substantially related and that the issues should be heard in one proceeding, the arbitrator selected in the first-filed proceeding shall determine whether, in the interests of justice and efficiency, the proceedings should be consolidated before that arbitrator. The Company and the Subscriber shall each submit to any court of competent jurisdiction for purposes of enforcing any award, order or judgment in any such arbitration. Any award, order or judgment in any such arbitration is final and may be entered and enforced in any court of competent jurisdiction. Except as may be required by law, neither the Company, the Subscriber nor the arbitrator may disclose the existence, content or results of any such arbitration without the prior written consent of both the Company and the Subscriber, unless to protect or pursue a legal right. Either the Company or the Subscriber is entitled to apply to the arbitrator seeking interim or provisional relief until the arbitration award is rendered or the controversy is otherwise resolved. The arbitrator has the authority to issue orders granting interim or provisional relief. The arbitrator is authorized and directed to award the prevailing party its reasonable attorneys' fees and costs. In no event and under no circumstances shall the Company be liable, responsible or accountable to the Subscriber for special, indirect, punitive, exemplary or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Company has been advised of the likelihood of such loss or damage and regardless of the form, theory, cause of action or claim for relief. The Subscriber shall have no right to assert any claim or action against the Company or any of its officers, directors, stockholders, agents or affiliates, and shall not be entitled to any relief or damages from or against any of the foregoing, based upon any act, error or omission of any other third person.

14.   *Severability.* Any term or provision of this Subscription Agreement that is determined by a court of competent jurisdiction to be invalid or unenforceable in any

jurisdiction shall, solely as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Subscription Agreement or affecting the validity or enforceability of any of the terms or provisions of this Subscription Agreement in any other jurisdiction.

15.   *Execution.* This Subscription Agreement may be executed in counterparts with the same effect as if the parties executing the counterparts had all executed one counterpart. Facsimile signatures shall be deemed originals. By executing the signature page to this Subscription Agreement, the Subscriber agrees to be bound by the foregoing.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned Subscriber has executed this Subscription Agreement as of the ____ day of _____, 202___.

TO BE FILLED OUT BY SUBSCRIBER	(Name of Subscriber):
Address:	(Signature of Subscriber and Name and Title of Authorized Signatory, if applicable) By:_____ Name:_____ Title:_____
Tax ID or Social Security #: _____ Telephone #: _____ Fax #: _____ E-Mail: _____	Type of Ownership (Check one): • Individual • Joint • Corporation • Partnership • Trust • (Other: _____) • Limited Liability Company
If Subscriber is a trust or business entity, please include your date and jurisdiction of organization: Date: _____ Jurisdiction: _____	Name, address and number of bank account to which any payments may be wired or sent: Bank Name: _____ Bank Address: _____ Bank Routing Number:_____ Account Name: _____ Account Number: _____
Principal Amount of Note: $_____	

TO BE COMPLETED BY THE COMPANY:

AGREED TO AND ACCEPTED as of the ____ day of _____, 202___.

MADEINUSA.COM, LLC.

By: _____

Name: _____

Title: _____

[COUNTERPART SIGNATURE PAGE TO NOTE]

IN WITNESS WHEREOF, the parties hereto have duly executed this Note of the date first above written.

MAKER:

MADEINUSA.COM, LLC.

By: _____
Name: Don Buckner, Sr.
Title: CEO

HOLDER:

_____
Name: